UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                  Under the Securities Exchange act of 1934
                                (Amendment No. )*


                            Tri-County Bancorp, Inc.
                                (Name of Issuer)

                           Common Stock Par Value $.01
                         (Title of Class of Securities)

                                 895452100000
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   895452100000            13G                       PAGE 2 OF 4 PAGES


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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Tri-County Federal Savings Bank Employee Stock Ownership Plan
        83-0306923
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)___
                                                              (b)___
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENS OR PLACE OF ORGANIZATION

        Wyoming
--------------------------------------------------------------------------------
                   5        SOLE VOTING POWER
     NUMBER OF              -0-
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6        SHARED VOTING POWER
     OWNED BY               117,820
       EACH        -------------------------------------------------------------
    REPORTING      7        SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH         -------------------------------------------------------------
                   8        SHARED DISPOSITIVE POWER
                            117,820
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
        13.41%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        EP
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   895452100000            13G                       PAGE 3 OF 4 PAGES


Item 1(a).  NAME OF ISSUER:         Tri-County Bancorp, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICER:
            2201 Main Street
            Torrington, Wyoming 82240

Item 2(a)   NAME OF PERSON FILING:
            Tri-County Federal Savings Bank Employee Stock Ownership Plan

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:           Same as Item 1(b)

Item 2(c)   CITIZENSHIP:      Wyoming

Item 2(d)   TITLE OF CLASS OF SECURITIES:       Common Stock

Item 2(e)   CUSIP Number:     895452  10  0

Item 3            CHECK WHETHER THE PERSON FILING IS A:

Item 3(f)   X Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 3(h)   X Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 3(a) (b) (c) (d) (e) (g) - Not Applicable.

Item 4(a)   AMOUNT BENEFICIALLY OWNED:    117,820

Item 4(b)   PERCENT OF CLASS: 13.41%

Item 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (i)  sole power to vote or to direct the vote                      0
            (ii) shared  power to vote or to direct the vote             117,820
            (iii)sole power to dispose or to direct the  disposition of        0
            (iv) shared power to dispose or to direct the disposition of 117,820

Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:
            Not Applicable

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable.

CUSIP NO.   895452100000            13G                       PAGE 4 OF 4 PAGES


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not Applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP")identified in Item 2(a) by the Plan Committee and the Plan Trustee both filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of member of these groups.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not Applicable.

Item 10.    CERTIFICATION
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

EXHIBIT A

                      IDENTIFICATION OF MEMBERS OF A GROUP

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by ESOP Plan Trustee. The Plan Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustee as directed by the Plan Committee. Investment direction is exercised by the Plan Trustee as directed by the Plan Committee. The Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

      Members of the Plan Committee and their beneficial ownership of share of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the Plan are as follows:

                               DIRECT BENEFICIAL        BENEFICIAL OWNERSHIP
NAME                              OWNERSHIP(1)           AS PLAN PARTICIPANT
David C. Kellam                         49,290                    -0-
Carl F. Rupp                            17,259                    -0-
William J. Rueb                         10,913                    -0-
Lance H. Griggs                         34,262                    -0-

      The Plan Trustee and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Plan Trustee are as follows:

                               DIRECT BENEFICIAL        BENEFICIAL OWNERSHIP
NAME                              OWNERSHIP(1)           AS PLAN PARTICIPANT
David C. Kellam                         49,962                    -0-
Carl F. Rupp                            17,259                    -0-
William J. Rueb                         10,913                    -0-
Lance H. Griggs                         33,262                    -0-


(1) Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaims ownership of these shares.

SIGNATURES:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/David C. Kellam                        Date:  February 12, 1999
as Trustee and Plan Committee Member




/s/Carl F. Rupp                           Date:  February 12, 1999
as Trustee and Plan Committee Member




/s/William J. Rueb                        Date:  February 12, 1999
as Trustee and Plan Committee Member




/s/Lance H. Griggs                        Date:  February 12, 1999
as Trustee and Plan Committee Member